UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Transcept Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89354M106
(CUSIP Number)

James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 660
Chevy Chase, MD  20815
(301) 656-8500
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 3, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892918103	13D/A	Page 2 of 3 Pages

This Amendment No. 3 (this “Amendment”) is being filed solely to update the materials filed as exhibits.  This Amendment amends, and to the extent inconsistent with, supersedes the disclosures in the Schedule 13D filed September 4, 2013 (the “Original 13D”), as amended by Amendment No. 1 on Schedule 13D/A filed September 19, 2013 (“Amendment No. 1) and Amendment No. 2 filed October 3, 20013, in each case by Roumell Asset Management, LLC and James C. Roumell (the “Reporting Persons”).

Item 7.  Material to be Filed as Exhibits.

Exhibit 7.01	Form of Roumell Asset Management, LLC Investment Advisory Agreement (incorporated by reference to Exhibit 7.01 filed with the Original 13D).

Exhibit 7.02	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated September 4, 2013 (incorporated by reference to Exhibit 7.02 filed with the Original 13D).

Exhibit 7.03	Joint Filing Agreement by and among the Reporting Persons, dated September 4, 2013 (incorporated by reference to Exhibit 7.0 filed with the Original 13D).

Exhibit 7.04	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated September 19, 2013 (incorporated by reference to Exhibit 7.04 filed with Amendment No. 1).

Exhibit 7.05	Letter to the Board of Directors of Transcept Pharmaceuticals Inc. dated October 3, 2013 (incorporated by reference to Exhibit 7.04 filed with Amendment No. 2).

Exhibit 7.06	Letter to Transcept Pharmaceuticals Inc. dated October 3, 2013 (incorporated by reference to Exhibit A to Amendment No. 2 on Schedule 13D/A filed by SC Fundamental Value Fund L.P. on October 4, 2013).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

Date: October 7, 2013	By:	/s/ James C. Roumell
James C. Roumell

Roumell Assset Management, LLC

Date: October 7, 2013	By:	/s/ James C. Roumell
James C. Roumell, President